EXHIBIT 99.1

Brookfield Business Partners Reports First Quarter 2025 Results

BROOKFIELD, News, May 02, 2025 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today financial results for the quarter ended March 31, 2025.

“We had an active start to the year, generating over $1.5 billion from our capital recycling initiatives, progressing the acquisition of two market-leading industrial operations and investing approximately $140 million to repurchase our units and shares,” said Anuj Ranjan, CEO of Brookfield Business Partners. “During periods of uncertainty and volatility, our consistent strategy of owning market leading businesses and executing on our operational improvement plans is more important than ever. With the enhanced strength of our balance sheet, we are well positioned to support our capital allocation priorities and continue compounding long-term value for our investors.”

	Three Months Ended March 31,
US$ millions (except per unit amounts), unaudited	2025	2024
Net income (loss) attributable to Unitholders[1]	$80	$48
Net income (loss) per limited partnership unit[2]	$0.38	$0.23

Adjusted EBITDA[3]	$591	$544

Net income attributable to Unitholders for the three months ended March 31, 2025 was $80 million ($0.38 per limited partnership unit) compared to net income of $48 million ($0.23 per limited partnership unit) in the prior period.

Adjusted EBITDA for the three months ended March 31, 2025 was $591 million compared to $544 million in the prior period. Current period results included contribution from the recent acquisition of our electric heat tracing systems manufacturer in January 2025. Prior period results included $37 million of contribution from disposed operations including our offshore oil services’ shuttle tanker operation which was sold in January 2025.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2025	2024
Industrials	$304	$228
Business Services	213	205
Infrastructure Services	104	143
Corporate and Other	(30)	(32)
Adjusted EBITDA	$591	$544

Our Industrials segment generated Adjusted EBITDA of $304 million for the three months ended March 31, 2025, compared to $228 million during the same period in 2024. Current period results included $72 million of tax benefits at our advanced energy storage operation and contribution from our electric heat tracing manufacturer which was acquired in January 2025.

Our Business Services segment generated Adjusted EBITDA of $213 million for the three months ended March 31, 2025, compared to $205 million during the same period in 2024. Strong performance at our residential mortgage insurer and increased contribution from our construction operation was partially offset by the impact of higher costs associated with technology upgrades at dealer software and technology services. Prior period results included contribution from our road fuels operation which was sold in July 2024.

Our Infrastructure Services segment generated Adjusted EBITDA of $104 million for the three months ended March 31, 2025, compared to $143 million during the same period in 2024. Prior period results included contribution from our offshore oil services’ shuttle tanker operation which was sold in January 2025.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2025	2024
Adjusted EFO
Industrials	$130	$180
Business Services	117	168
Infrastructure Services	166	72
Corporate and Other	(68)	(89)

Adjusted EFO in the current period included a $114 million of net gain related to the disposition of the shuttle tanker operation at our offshore oil services. Industrials Adjusted EFO included the impact of withholding taxes on a distribution received from our advanced energy storage operation during the quarter. Adjusted EFO in the prior period included $62 million of net gains primarily related to the sale of public securities and $50 million of other income related to a distribution at our entertainment operation.

Strategic Initiatives

  Specialty Equipment Manufacturer
  In February, we agreed to acquire Antylia Scientific, a leading manufacturer and distributor of critical consumables and testing equipment serving life sciences and environmental labs for approximately $1.3 billion. Brookfield Business Partners expects to invest approximately $160 million for an approximate 25% economic interest. The transaction is expected to close in the second quarter, subject to customary closing conditions and regulatory approvals.
  Unit Repurchase Program
  During the quarter and subsequent to quarter end, we invested approximately $140 million to repurchase 5.9 million5 units and shares of Brookfield Business Partners at an average price of approximately $24 per unit and share. The repurchases were completed under our normal course issuer bid (NCIB) which we plan to renew once it expires in August this year.

Liquidity

We ended the quarter with approximately $2.4 billion of liquidity at the corporate level including $59 million of cash and liquid securities, $25 million of remaining preferred equity commitment from Brookfield Corporation and approximately $2.3 billion of availability on our corporate credit facilities. Pro forma for announced and recently closed transactions, corporate liquidity is $2.3 billion.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2025 to unitholders of record as at the close of business on May 30, 2025.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited interim consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three months ended March 31, 2025 which was 80.0 million (March 31, 2024: 74.3 million).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included in this news release.
  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.
  Inclusive of all limited partnership units and BBUC exchangeable shares repurchased under our NCIB during the three months ended March 31, 2025 and up to market close on May 1, 2025, based on settlement date.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ first quarter 2025 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on May 2, 2025 at 10:00 a.m. Eastern Time at BBU2025Q1Webcast or participants can preregister at BBU2025Q1ConferenceCall. Upon registering, participants will be emailed a dial-in number and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	March 31, 2025		December 31, 2024

Assets
Cash and cash equivalents		$3,442		$3,239
Financial assets		11,642		12,371
Accounts and other receivable, net		6,948		6,279
Inventory and other assets		5,063		5,728
Property, plant and equipment		12,529		13,232
Deferred income tax assets		1,767		1,744
Intangible assets		19,157		18,317
Equity accounted investments		2,307		2,325
Goodwill		13,032		12,239
Total Assets		$75,887		$75,474

Liabilities and Equity
Liabilities
Corporate borrowings		$1,017		$2,142
Accounts payable and other		15,085		16,691
Non-recourse borrowings in subsidiaries of the partnership		42,316		36,720
Deferred income tax liabilities		2,614		2,613

Equity
Limited partners	$2,158		$1,752
Non-controlling interests attributable to:
Redemption-exchange units	1,246		1,644
Special limited partner	—		—
BBUC exchangeable shares	1,732		1,721
Preferred securities	740		740
Interest of others in operating subsidiaries	8,979		11,451
		14,855		17,308
Total Liabilities and Equity		$75,887		$75,474

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

	Three Months Ended March 31,
US$ millions, unaudited	2025	2024

Revenues	$6,749	$12,015
Direct operating costs	(5,402)	(10,878)
General and administrative expenses	(311)	(317)
Interest income (expense), net	(770)	(796)
Equity accounted income (loss)	(8)	23
Impairment reversal (expense), net	—	10
Gain (loss) on acquisitions/dispositions, net	214	15
Other income (expense), net	(83)	116
Income (loss) before income tax	389	188
Income tax (expense) recovery
Current	(197)	(90)
Deferred	64	105
Net income (loss)	$256	$203
Attributable to:
Limited partners	$30	$17
Non-controlling interests attributable to:
Redemption-exchange units	23	15
Special limited partner	—	—
BBUC exchangeable shares	27	16
Preferred securities	13	13
Interest of others in operating subsidiaries	163	142

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

	Three Months Ended March 31, 2025
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$—	$156	$145	$(45)	$256

Add or subtract the following:
Depreciation and amortization expense	222	165	343	—	730
Gain (loss) on acquisitions/dispositions, net	—	(214)	—	—	(214)
Other income (expense), net[1]	68	(79)	93	1	83
Income tax (expense) recovery	18	25	101	(11)	133
Equity accounted income (loss)	(3)	26	(15)	—	8
Interest income (expense), net	230	149	366	25	770
Equity accounted Adjusted EBITDA[2]	24	33	15	—	72
Amounts attributable to non-controlling interests[3]	(346)	(157)	(744)	—	(1,247)
Adjusted EBITDA	$213	$104	$304	$(30)	$591

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $125 million of gains recorded at our offshore oil services due to vessel upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $78 million of business separation expenses, stand-up costs and restructuring charges, $50 million of net revaluation losses, $35 million of transaction costs and $45 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

	Three Months Ended March 31, 2024
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$240	$(65)	$98	$(70)	$203

Add back or deduct the following:
Depreciation and amortization expense	254	212	342	—	808
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on acquisitions/dispositions, net	(15)	—	—	—	(15)
Other income (expense), net[1]	(140)	(18)	32	10	(116)
Income tax expense (recovery)	24	(3)	(27)	(9)	(15)
Equity accounted income (loss)	(1)	(4)	(18)	—	(23)
Interest income (expense), net	252	180	327	37	796
Equity accounted Adjusted EBITDA[2]	17	39	16	—	72
Amounts attributable to non-controlling interests[3]	(422)	(186)	(548)	—	(1,156)
Adjusted EBITDA	$205	$143	$228	$(32)	$544

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $158 million of net revaluation gains, $50 million of other income related to a distribution at our entertainment operation, $21 million of transaction costs, $19 million of business separation expenses, stand-up costs and restructuring charges and $52 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports First Quarter 2025 Results

BROOKFIELD, News, May 2, 2025 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended March 31, 2025.

	Three Months Ended March 31,
US$ millions, unaudited	2025	2024

Net income (loss) attributable to Brookfield Business Partners	$(58)	$(150)

Net loss attributable to Brookfield Business Partners for the three months ended March 31, 2025 was $58 million compared to net loss of $150 million during the same period in 2024. Current period results included $7 million of remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS. As at March 31, 2025, the exchangeable and class B shares were remeasured to reflect the closing price of $23.46 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on June 30, 2025 to shareholders of record as at the close of business on May 30, 2025.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	March 31, 2025		December 31, 2024

Assets
Cash and cash equivalents		$968		$1,008
Financial assets		324		353
Accounts and other receivable, net		3,397		3,229
Inventory, net		59		52
Other assets		641		627
Property, plant and equipment		2,479		2,480
Deferred income tax assets		206		197
Intangible assets		6,031		5,966
Equity accounted investments		201		198
Goodwill		4,993		4,988
Total Assets		$19,299		$19,098

Liabilities and Equity
Liabilities
Accounts payable and other		$5,371		$5,276
Non-recourse borrowings in subsidiaries of the company		8,711		8,490
Exchangeable and class B shares		1,682		1,709
Deferred income tax liabilities		951		988

Equity
Brookfield Business Partners	$(78)		$(59)
Non-controlling interests	2,662		2,694
		2,584		2,635
Total Liabilities and Equity		$19,299		$19,098

Brookfield Business Corporation Consolidated Statements of Operating Results

	Three Months Ended March 31,
US$ millions, unaudited	2025	2024

Revenues	$1,966	$1,865
Direct operating costs	(1,789)	(1,652)
General and administrative expenses	(75)	(64)
Interest income (expense), net	(219)	(210)
Equity accounted income (loss)	3	1
Impairment reversal (expense), net	—	(2)
Remeasurement of exchangeable and class B shares	(7)	(111)
Other income (expense), net	(34)	(11)
Income (loss) before income tax	(155)	(184)
Income tax (expense) recovery
Current	(23)	(44)
Deferred	43	54
Net income (loss)	$(135)	$(174)
Attributable to:
Brookfield Business Partners	$(58)	$(150)
Non-controlling interests	(77)	(24)

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices and volatility in the financial markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; business competition, including competition for acquisition opportunities; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs; technological change; litigation; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; operational, or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations; changes in government policy and legislation; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; changes in tax law and practice; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2024 filed on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the first quarter ended March 31, 2025 furnished on Form 6-K.